FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    May 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Press Release dated May 15, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

May 15, 2009	Trading Symbol: BZO-TSXV

Brazauro’s Board of Directors Approves Amendment

of Shareholder Rights Plan Agreement

Houston, Texas – Brazauro Resources Corporation (the “Company”) (TSX-V: BZO) announces that its board of directors has approved the amendment, by agreement dated May 14, 2009, of its Shareholder Rights Plan Agreement (the “Rights Plan Agreement”) dated November 28, 2008, pursuant to which the Company has extended from May 28, 2009 to June 19, 2009 the date by which shareholders shall have ratified the Rights Plan Agreement, as amended, to maintain it in full force and effect. The Company intends to seek shareholder ratification of the Rights Plan Agreement, as amended, at its annual general meeting of shareholders scheduled for June 12, 2009.

If the Rights Plan Agreement, as amended, is ratified by shareholders on or before June 19, 2009, it will have an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier. The Rights Plan Agreement may be extended beyond 2012 by resolution of shareholders at such meeting. The TSX Venture Exchange has accepted for filing the Rights Plan Agreement, as amended, subject to shareholder ratification.

The Company has no knowledge of any pending or threatened takeover bid for the Company, and has no reason to believe that any takeover offer for the Company’s shares is imminent.

A copy of the Rights Plan Agreement, and the amending agreement thereto, have been filed under the Company’s profile at www.sedar.com.

Mark E. Jones III Chairman and CEO Brazauro Resources Corporation

For further information, please contact:

Mark E. Jones III Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company’s plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.